Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: April 30, 2014

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2014

April 30, 2014

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated April 30, 2014 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2014 and 2013 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements, and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “Hudbay Peru” refers to HudBay Peru Inc., our wholly-owned subsidiary.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer (as defined below) to acquire all of the issued and outstanding shares of Augusta Resource Corporation (“Augusta”), the market for and listing of the common shares we may issue pursuant to the Offer, the value of our common shares that may be received as consideration under the Offer, our ability to complete the transactions contemplated by the Offer, the permitting, development and financing of Augusta’s Rosemont copper project (the “Rosemont Project”), the purpose of the Offer, the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, production at our 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to complete the development of our Lalor, and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses and permits, our expectation that we will receive the remaining deposit amount under our amended precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) and additional funding under our equipment financing transaction with Caterpillar Financial Services Corporation (“CAT Financial”), expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and availability of reagents for our concentrators;

•                  the availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

•                  the availability of financing for our exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•                  our ability to secure required land rights to complete our Constancia project;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project and First Nations communities surrounding our Lalor project and Reed mine;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments;

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets;

•                  the accuracy of Augusta’s public disclosure;

•                  that all conditions to the Offer will be satisfied or waived; and

•                  the timing and likelihood of entering into a standby credit facility and offtake arrangement in respect of Constancia.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of our common shares as consideration under the Offer on the market price of our common shares, the development of the Rosemont Project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, the reduced trading liquidity of common shares of Augusta not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in

Augusta’s agreements leading to adverse consequences, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information concerning Augusta

Except as otherwise expressly indicated herein, the information concerning Augusta contained in this MD&A has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this MD&A. Although we have no knowledge that would indicate that any information or statements contained in this MD&A concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of our directors or officers have verified the accuracy or completeness of such information or statements or are aware of any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. We have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date of the Offer.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Cautionary Note in Respect of the Offer

The full details of the Offer are set out in the takeover bid circular and accompanying offer documents, as amended (collectively, the “Offer Documents”), which we filed with the Canadian securities regulatory authorities. We also filed with the SEC a registration statement on Form F-10, as amended (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO, as amended (the “Schedule TO”). The disclosure related to the Offer in this MD&A is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the information agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This MD&A does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 15 of our MD&A. In addition, we use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 27 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for each of our material properties as filed on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

•             Full year production and operating cost guidance remains unchanged with improvements achieved in Lalor and 777 operating costs, and underground rehabilitation at 777 now complete, as expected.

•             Constancia project approximately 71% complete at March 31, 2014; on track for first production during Q4 2014.

•             Lalor on budget and on schedule to double production capacity and increase production rates in the second half of 2014.

•             Reed achieved commercial production ahead of guidance and completed construction under budget.

•             On February 9, 2014, we announced our intention to commence an offer to acquire Augusta Resource Corporation, operator of the undeveloped Rosemont Project in Arizona.

•             Received commitment letter in connection with a US$150 million, four-year Constancia standby credit facility; closing expected in the second quarter of 2014.

First quarter operating cash flow before stream deposit and change in non-cash working capital decreased to negative $4.6 million from $12.3 million in the first quarter of 2013. The net loss and loss per share in the first quarter of 2014 were $27.2 million and $0.15, respectively, compared to a profit and earnings per share of $1.9 million and $0.01, respectively, in the first quarter of 2013.

Cash flow from operations, net earnings and cash cost per pound of copper were all negatively affected by a significant accumulation of unsold copper (29% of quantity produced in the quarter) and precious metals (44% of quantity produced in the quarter). As a result of rehabilitation work at the 777 mine that was successfully completed in February 2014, production of copper concentrate rebounded as expected late in the first quarter and was in line with overall expectations. This limited the availability of concentrate for shipping prior to quarter end, and extreme cold weather in the quarter affected railway service from our Manitoba operations.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Mar. 31, 2014	Dec. 31, 2013

Cash and cash equivalents	764,001	631,427
Working capital	660,594	583,124
Total assets	4,401,233	3,843,986
Equity[1]	1,857,806	1,635,611

Financial Performance

		Three months ended
(in $ thousands except per share and cash cost amounts)		Mar. 31, 2014	Mar. 31, 2013

Revenue		106,779	119,881
(Loss) profit before tax		(24,139)	7,924
Basic and diluted (loss) earnings per share[1]		(0.15)	0.01
(Loss) profit for the period		(27,219)	1,907

Operating cash flow before stream deposit and change in non-cash working capital		(4,634)	12,261

Operating cash flow per share [2]		(0.02)	0.07

Cash cost, after by-product credits (per pound sold) [2]		2.53	1.85

Production
Contained metal in concentrate[3]
Copper	(tonnes)	7,954	7,643
Zinc	(tonnes)	19,294	18,210
Gold	(troy oz.)	18,648	18,669
Silver	(troy oz.)	187,001	174,604

Metal Sold
Payable metal in concentrate
Copper	(tonnes)	5,539	7,821
Gold	(troy oz.)	10,766	12,222
Silver	(troy oz.)	102,809	112,119
Refined zinc	(tonnes)	21,104	24,218

1  Attributable to owners of the Company.

2  Operating cash flow (before stream deposit and change in non-cash working capital) per share and cash cost, after by-product credits, per pound of copper sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 27 of this MD&A.

3  Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

Earnings for the first quarter of 2014 were affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share[1] ($/share)

Mark-to-market gain on metal price hedging	8.6	6.3	0.03

Gain on mark-to-market of embedded derivative related to long-term debt	2.9	2.9	0.02

Loss as a result of provisional pricing adjustments	(2.9)	(1.8)	(0.01)

Foreign currency translation loss	(8.6)	(10.9)	(0.06)

Augusta transaction costs	(3.7)	(3.7)	(0.02)

Impairments and mark-to-market adjustments related to junior mining investments	(0.7)	(0.7)	—

Loss on disposal of Back Forty project	(6.5)	(6.5)	(0.04)

Impact on deferred taxes of certain Peru costs and change in discount rates on decommissioning and restoration liabilities	—	(3.5)	(0.02)

1 Attributable to the owners of the company.

RECENT DEVELOPMENTS

Offer to Acquire Augusta

On February 9, 2014, we announced our intention to commence an offer to acquire all of the issued and outstanding common shares of Augusta not already owned by us (the “Offer”). Under the terms of the Offer, Augusta shareholders are entitled to receive 0.315 of a Hudbay common share for each Augusta common share held.

The Offer is currently open for acceptance until 5:00 p.m. (Toronto time) on May 5, 2014, unless extended or withdrawn. We will not extend the Offer beyond May 5, 2014 unless, at or by that date, the remaining conditions to the Offer have been satisfied or waived, including the condition that Augusta’s shareholder rights plan (the “Shareholder Rights Plan”) has been waived, invalidated or cease-traded.

On April 14, 2014, we applied to the British Columbia Securities Commission for an order to cease trade the Shareholder Rights Plan and a hearing commenced on April 29, 2014. The hearing was adjourned to May 2, 2014, when the parties will make additional submissions to the Commission.

Constancia Standby Credit Facility

We are arranging a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. BNP Paribas and ING Capital LLC are acting as Mandated Lead Arrangers and have provided a commitment letter for the financing, subject to customary conditions and other terms contained therein including completion of due diligence and definitive documentation. The facility is expected to have a term of four years, with any drawdowns bearing interest at LIBOR + 3.50%. In addition, we intend to enter into a long-term agreement with Louis Dreyfus Commodities Metals Suisse S.A. for the sale of approximately 20% of the life of mine copper concentrate production from Constancia on standard market terms. The definitive agreements are expected to be finalized during the second quarter of 2014.

DEVELOPMENT UPDATE

Constancia

At our 100% owned Constancia copper project in Peru, the project was over 71% complete on a proportion spent basis at the end of March 2014. Of the total project capital budget of US$1.7 billion, we have incurred approximately US$1.2 billion in costs to March 31, 2014 and entered into an additional US$200 million in commitments.

•                  We continue to advance construction activities on the power transmission line from Tintaya to Constancia, with construction approximately 75% complete and completion is expected in July 2014, in time for the start of Constancia commissioning activities. The Socabaya to Tintaya 220kV transmission line upgrade is complete and was energized in April of this year. All families in areas critical to commencement of operations have been resettled. All required mining equipment for pre-stripping operations has been commissioned and pre-stripping activities commenced on schedule in early March 2014. Purchased power and port services contracts are in place.

•                  Significant progress has been achieved on construction of the concentrator. All fabricated structural steel is on site, and deliveries of fabricated mechanical steel and piping continue. The crusher, mills, flotation cells and other major mechanical equipment have been placed, and mechanical fit-out continues. Water and tailings pipeline and water reclaim piping construction are advancing.

•                  Electrical and instrumentation installation is underway and electrical rooms are being delivered to site for installation.  Dam construction on the east tailings embankment is well underway and on schedule, and water retention in the east tailings impoundment has commenced. Water capture to build water inventory for operations began in December 2013.

•                  Constancia construction remains on track for first production in late 2014 and commercial production in the second quarter of 2015.

The existing project schedule and capital cost estimate contemplates that the remaining capital spending on the project will occur in 2014 as set out below:

(in US$ millions)

Total estimated future capital spending - 2014	500
Total spent in Q1 2014	178
Total spent in 2012 - 2013	1,030
Total[1]	1,708

1        The total project budget does not reflect pre-production costs and revenue and life of mine community agreement obligations, all of which will be applied to capitalized costs.

Lalor

At our 100% owned Lalor project in Manitoba, of the total mine construction budget of $441 million, we have invested approximately $390 million and have entered into an additional $42 million in commitments to March 31, 2014. The underground mine remains on schedule and on budget. We are continuing underground project development and have completed the excavation of the production shaft. We have completed the steel guide installation to the 955 metre level, and are currently constructing the loading pocket along with the remaining sets in the shaft. We expect to complete the steel guide installation in the second quarter of 2014.

Construction is proceeding well on the 910 and 955 metre levels on the mine dewatering systems, rock breakers and the loadout systems. Commissioning of the production shaft, completion of mine construction, doubling of the production capacity at the mine and concentrator to 2,700 tonnes per day and an increase to the production rate remain on schedule for July 2014.

The completion of surface construction is expected late in 2014. We have recently received our Environment Act licence for Lalor, which will enable full production via the main shaft.

Given the nature of the Lalor project, we expect to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that have contributed to the production of ore between 2012 and 2014. We commenced commercial production for the first phase on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

The second phase of the project is expected to be completed in the second half of 2014 when the main production shaft has been commissioned for ore hoisting.  At that time we expect to discontinue the use of the ventilation shaft for hoisting and transition fully to use of the main production shaft. We have determined that the appropriate level of activity that represents commercial production for the second phase of the project is hoisting at 60% of the average of planned ore mined over a one year period for a minimum of a one month period. Once the new production shaft is operational but prior to reaching commercial production from the production shaft, all revenue and costs associated with mine production from Lalor will be capitalized.

The third phase of the project involves the new concentrator. We are processing Lalor ore at the nearby Snow Lake concentrator until we complete construction of the new concentrator located at the Lalor site.

The remaining capital spending on the Lalor mine project is expected to occur in 2014 as set out below:

(in $ millions)

Total estimated future capital spending - 2014	51
Total spent in Q1 2014	9
Total spent in 2010 - 2013	381
Total[1]	441

1        The total project budget does not reflect pre-production costs and revenue and investment tax credits associated with new mine status for income tax purposes, all of which will be applied to capitalized costs.

Reed

Our 70% owned Reed mine in Manitoba achieved commercial production at the end of the first quarter, ahead of guidance, having operated at an average of 792 tonnes per day in the first quarter of 2014. Of our $72 million estimated capital construction budget, we have invested approximately $66 million to March 31, 2014 to complete the project under budget. Approximately $4 million of project capital will be spent as sustaining capital over the life of the mine. As of March 31, 2014, project development had advanced 2,332 metres with an additional 883 metres of pre-production development for a total of 3,215 metres of advancement.

During the first quarter of 2014, we mined 71,236 tonnes of ore at a copper grade of 1.92% and a zinc grade of 2.14% from a combination of ore development and longhole stope mining.

As commercial production has been achieved at the Reed mine, beginning in the second quarter of 2014, we will record a receivable for 30% of development cost contributions due from our joint venture partner, VMS Ventures Inc. This receivable will be repaid from cash flow from the Reed mine. In addition, all revenue and operating costs from April 1, 2014 onwards associated with mine production from Reed will be reflected in the income statement.

OPERATIONS REVIEW

Health and Safety

For the three months ended March 31, 2014, we have recorded a lost time accident frequency (including contractors) of 0.1 per 200,000 hours worked compared to 0.9 for the same period in 2013.

Mines

		Three Months Ended
		Mar. 31	Mar. 31
		2014	2013

777
Ore	tonnes	404,114	406,653
Copper	%	1.78	1.99
Zinc	%	3.43	3.61
Gold	g/tonne	1.70	2.01
Silver	g/tonne	22.42	20.88

Lalor
Ore	tonnes	106,723	81,845
Copper	%	0.92	0.57
Zinc	%	6.72	9.94
Gold	g/tonne	2.07	1.03
Silver	g/tonne	22.49	16.81

Reed
Ore	tonnes	71,236	—
Copper	%	1.92	—
Zinc	%	2.14	—
Gold	g/tonne	0.98	—
Silver	g/tonne	11.95	—

Total Mines
Ore	tonnes	582,073	488,498
Copper	%	1.64	1.75
Zinc	%	3.87	4.67
Gold	g/tonne	1.68	1.85
Silver	g/tonne	21.16	20.20

		Three Months Ended
		Mar. 31	Mar. 31
Unit Operating Costs		2014	2013

Mines
777	$/tonne	46.61	52.98
Lalor	$/tonne	96.92	—	[1]
Reed	$/tonne	—	—

Total Mines	$/tonne	57.12	52.98

1  Lalor was not in commercial production in the first quarter of 2013

777 Mine

Ore production at our 777 mine for the first quarter of 2014 remained consistent compared to the same period in 2013. Copper, zinc, and gold grades were lower and silver grades were higher in the first quarter of 2014 compared with the grades in the first quarter of 2013 by 10%, 5%, 15%, and 7%, respectively, due to planned mine sequencing.

Operating costs per tonne of ore in the first quarter of 2014 were 12% lower, compared to the same period in 2013, primarily due to reduced contractor costs, offset partly by increased propane heating costs due to an abnormally cold winter.

Lalor Mine

Ore production at our Lalor mine for the first quarter of 2014 increased 30% compared to the same period in 2013 as Lalor was ramping up production in the first quarter of 2013. Copper, gold and silver grades in the first quarter of 2014 were higher compared with the grades in the first quarter of 2013 by 62%, 101% and 34%, respectively, as new areas were mined compared to 2013. Zinc grades in the first quarter of 2014 were lower compared with the grades in the first quarter of 2013 by 32% also due to these new areas. Costs during the first quarter of 2013 were capitalized to the Lalor project. Operating costs per tonne of ore in the first quarter of 2014 improved by 12% when compared to the fourth quarter of 2013 as progress was made in replacing contractors with permanent employees.  Further economies of scale are projected in the second half of 2014 when Lalor is expected to double its production capacity to 2,700 tonnes of ore per day and increase its production rate.

Reed Mine

The Reed mine commenced production in September 2013 and achieved commercial production at the end of the first quarter. Costs during the first quarter of 2014 have been capitalized to the Reed project.

Processing Facilities

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
		2014	2013	2014

Flin Flon Concentrator[1]
Ore	tonnes	451,469	401,882
Copper	%	1.79	2.00
Zinc	%	3.29	3.59
Gold	g/tonne	1.61	2.01
Silver	g/tonne	21.19	20.75

Copper concentrate	tonnes	30,878	30,629
Concentrate grade	% Cu	23.48	24.10

Zinc concentrate	tonnes	23,588	23,444
Concentrate grade	% Zn	51.28	51.91

Copper recovery	%	90.0	92.0
Zinc recovery	%	81.3	84.5
Gold recovery	%	59.8	65.4
Silver recovery	%	47.9	58.7

Contained metal in concentrate produced
Copper	tonnes	7,249	7,381	33,000-41,000
Zinc	tonnes	12,097	12,170	50,000-60,000
Precious metals	ounces	16,542	19,645	73,000-88,000

Snow Lake Concentrator
Ore	tonnes	106,274	69,956
Copper	%	0.81	0.54
Zinc	%	7.33	9.17
Gold	g/tonne	2.24	1.43
Silver	g/tonne	20.47	13.98

Copper concentrate	tonnes	3,293	1,446
Concentrate grade	% Cu	21.40	18.10

Zinc concentrate	tonnes	14,055	12,063
Concentrate grade	% Zn	51.20	50.08

Copper recovery	%	81.5	69.5
Zinc recovery	%	92.7	94.2
Gold recovery	%	60.0	53.6
Silver recovery	%	56.2	54.9

Contained metal in concentrate produced
Copper	tonnes	705	262	3,000-4,000
Zinc	tonnes	7,197	6,040	37,000-45,000
Precious metals	ounces	5,355	2,020	26,000-32,000

1 Includes 100% of Reed mine production

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
Unit Operating Costs		2014	2013	2014
Concentrators
Flin Flon	$/tonne	14.35	15.81
Snow Lake	$/tonne	36.64	45.87

Combined mine/mill unit operating costs [1]
Flin Flon (777/Reed)	$/tonne	64.02	69.44	54-66
Snow Lake (Lalor)	$/tonne	133.96	—	102-124

1 Reflects combined mine and mill costs per tonne of milled ore. The first quarter results exclude mine and mill costs and tonnes associated with pre-commercial production mine output.

		Three Months Ended		Guidance[1]
Manitoba contained metal in		Mar. 31	Mar. 31	Annual
concentrate produced [2,3]		2014	2013	2014
Copper	tonnes	7,954	7,643	36,000 - 45,000
Zinc	tonnes	19,294	18,210	87,000 - 105,000
Gold	troy oz.	18,648	18,669
Silver	troy oz.	187,001	174,604

Precious metals [4]	troy oz.	21,897	21,665	99,000 - 120,000

1  Guidance relates to Manitoba only

2  Includes 100% of Reed mine production

3 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include anticipated pre-commercial production amounts from Lalor and Reed.

4 Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales precious during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the first quarter of 2014, ore processed was 12% higher compared to the same period in 2013 primarily as a result of pre-commercial production from Reed. In the first quarter of 2014, copper and zinc concentrate production was consistent compared to the first quarter of 2013. Compared to the first quarter of 2013, copper, zinc and gold head grades were 11%, 8% and 20% lower, respectively, as a result of normal mine sequencing. Silver head grades were 2% higher than in 2013. Recoveries of copper, zinc, gold and silver in the first quarter of 2014 were 2%, 4%, 9% and 18% lower compared to the same period in 2013 as a result of lower copper and zinc grades, which drive concentrator recovery performance. Operating cost per tonne of ore processed in the first quarter of 2014 decreased by 9% compared to the same period in 2013, largely due to the increase in production in the first quarter of 2014 as a result of Reed pre-commercial production.

Metal production from the Flin Flon concentrator is expected to increase during the remainder of 2014 with improved ore availability as the Reed mine ramps up to full production

Snow Lake Concentrator

During the first quarter of 2014, ore processed was 52% higher compared to the first quarter of 2013 as a result of increased availability of ore from Lalor production. Zinc concentrate grades in the first quarter of 2014 were 2% higher and zinc concentrate produced was 17% higher than in the first quarter of 2013 as a result of increased throughput. Operating cost per tonne of ore processed in the first quarter of 2014 decreased by 20% compared to the same period in 2013 due to increased ore throughput as the Lalor mine continued to ramp up production.

Metal production from the Snow Lake concentrator is expected to increase during the remainder of 2014 once the new Lalor shaft is commissioned and refurbishment of the Snow Lake concentrator is complete in July 2014. Combined Snow Lake mine/mill unit operating costs are expected to decline in line with increased production.

Metallurgical Facilities

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
Zinc Production		2014	2013	2014
Zinc Concentrate Treated
Domestic	tonnes	30,426	45,643
Purchased	tonnes	16,247	1,540
Total	tonnes	46,673	47,183	195,000-225,000

Refined Metal Produced
Domestic	tonnes	15,543	22,047
Purchased	tonnes	8,213	805
Total	tonnes	23,756	22,852	100,000-110,000

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
Unit Operating Costs		2014	2013	2014
Zinc Plant	$/tonne	0.41	0.38	0.30 - 0.37

Zinc Plant

Production of cast zinc in the first quarter of 2014 was higher by 4% compared to the same period in 2013 as concentrate availability and plant recoveries improved. Operating costs per pound of zinc metal produced were 8% higher during the first quarter of 2014 compared to the first quarter of 2013 and exceeded the 2014 guidance range as a result of higher than usual propane costs from periods of extreme cold weather and maintenance expense timing as some planned work from the second quarter was brought forward to the first quarter of 2014.

Metal Sold

		Three Months Ended
		Mar. 31	Mar. 31
		2014	2013
Payable metal in concentrate
Copper	tonnes	5,539	7,821
Gold	troy oz.	10,766	12,222
Silver	troy oz.	102,809	112,119

Refined zinc	tonnes	21,104	24,218

FINANCIAL REVIEW

Financial Results

In the first quarter of 2014, we recorded a loss of $27.2 million compared to a profit of $1.9 million for the first quarter of 2013. This $29.1 million decrease was mainly a result of lower revenues, primarily due to lower copper sales volumes and prices, a loss realized on the disposal of our subsidiary and increased foreign exchange losses. This was partially offset by a planned reduction in exploration expenses.

Three Months Ended
(in $ millions)	Mar. 31, 2014

Increase (decrease) in profit or loss resulting from these components:
Revenues	(13.1)
Cost of sales
Mine operating costs	(0.3)
Depreciation and amortization	(1.3)
Selling and administrative expenses	(3.0)
Exploration and evaluation	6.8
Other operating income and expenses	(1.6)
Loss on disposal of subsidiary	(6.5)
Finance income	(1.6)
Finance expenses	(0.5)
Other finance (gains) losses	(10.9)
Tax	2.9
Decrease in profit for the period	(29.1)

Revenue

Total revenue for the first quarter of 2014 was $106.8 million, $13.1 million lower than the same period in 2013. This decrease was primarily due to lower sales volumes and lower copper prices compared to the first quarter of 2013. This decrease was partially offset by favourable movements in foreign exchange rates and unrealized gains on our copper and zinc hedges.

Three Months Ended
(in $ millions)	Mar. 31, 2014

Metals prices[1]
Lower copper prices	(8.5)
Higher zinc prices	0.1
Higher gold prices	1.2
Higher silver prices	0.2

Sales volumes
Lower copper sales volumes	(16.4)
Lower zinc sales volumes	(6.9)
Lower gold sales volumes	(1.4)
Lower silver sales volumes	(0.2)

Other
Favourable movement in foreign exchange rates	8.0
Derivative mark-to-market increase	11.1
Pre-production revenue decrease	0.2
Other volume and pricing differences	(0.4)
Effect of higher treatment and refining charges	(0.1)

Decrease in revenue in 2014 compared to 2013	(13.1)

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended
	Mar. 31,	Mar. 31,
(in $ millions)	2014	2013

Copper	46.7	60.3
Zinc	52.2	51.6
Gold	14.1	14.0
Silver	2.3	2.2
Other	1.1	1.5
Gross revenue	116.4	129.6
Treatment and refining charges	(5.1)	(5.0)
Pre-production revenue	(4.5)	(4.7)
Revenue	106.8	119.9

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Our realized prices for the first quarter of 2014 and 2013 are summarized below:

			Realized prices[1] for the
			three months ended
		LME Q1	Mar. 31	Mar. 31
		2014[2]	2014	2013

Prices in US$
Copper [3]	US$/lb.	3.19	2.86	3.45
Zinc[3]	US$/lb.	0.92	1.01	1.00
Gold[3,4]	US$/troy oz.		1,268	1,130
Silver[3,4]	US$/troy oz.		22.03	19.39

Prices in C$
Copper[3]	C$/lb.	3.52	3.16	3.50
Zinc[3]	C$/lb.	1.02	1.11	1.01
Gold[3,4]	C$/troy oz.		1,331	1,145
Silver[3,4]	C$/troy oz.		23.00	19.66
Exchange rate[5]	US$1 to C$		1.09	1.01

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2 London Metal Exchange average for copper and zinc prices.

3 Copper, zinc, gold and silver revenues include unrealized gains and losses related to non hedge derivative contracts including costless collars that are not included in the above realized prices.

For the three months ended March 31, 2014, the unrealized components of those derivatives resulted in a gain of US$0.61/lb; gain of US$0.02/lb., loss of US18.39/oz., and a loss of US$0.21/oz., respectively.

For the three months ended March 31, 2013, the unrealized component of our zinc derivatives resulted in a loss of US$0.05/lb.

4 Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in the first quarter of 2014 include deferred revenue of US$965.19/oz and US$17.89/oz, respectively. Realized gold and silver prices in the first quarter of 2013 include deferred revenue of US$927.55/oz and US$15.29/oz, respectively.

5 Average exchange rate for the period.

Realized prices for copper during the first quarter of 2014 were significantly lower than the LME average for the quarter mainly due to provisional pricing adjustments arising from the decline in copper prices during the quarter.

The following table provided a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

	Three months ended March 31, 2014
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	$46.7	52.2	14.1	2.3	1.1	116.4
Derivative mark-to-market and other	$(8.1)	(0.7)	0.2	—	—	(8.6)
Revenue excluding unrealized derivative mark-to-mark	$38.6	51.5	14.3	2.3	1.1	107.8
Payable metal in concentrate sold [1]	5,539	21,104	10,766	102,809	—	—
Realized Price [2,4]	6,971.80	2,440.27	1,331	23.00	—	—
Realized Price [3,4]	3.16	1.11	—	—	—	—

	Three months ended March 31, 2013
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	$60.3	51.6	14.0	2.2	1.5	129.6
Derivative mark-to-market and other	$—	2.5	—	—	—	2.5
Revenue excluding unrealized derivative mark-to-mark	$60.3	54.1	14.0	2.2	1.5	132.1
Payable metal in concentrate sold [1]	7,821	24,218	12,222	112,119	—	—
Realized Price [2,4]	7,712.94	2,233.55	1,145	19.66	—	—
Realized Price [3,4]	3.50	1.01	—	—	—	—

1 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

2 Realized price for copper and zinc in C$/metric tonne and realized price for gold and silver in C$/troy oz.

3 Realized price for copper and zinc in C$/lb.

4 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title with customers.

Outlook (Refer to the Forward-Looking Information section on page 1 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with the fluctuation of the US dollar exchange rate compared to the Canadian dollar.

Growth in production at our Lalor project and Reed mine, together with stronger zinc prices and a weaker Canadian dollar, are expected to more than offset lower current copper prices compared to 2013 and generate higher overall revenues in 2014 compared to 2013. However, some of our production in 2014 is expected to relate to production prior to commencement of commercial production, the receipts from which will be credited against capital costs rather than revenues.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2014	2013

Mines
777	18,835	20,848
Lalor	10,343	—

Concentrators
Flin Flon	6,479	6,354
Snow Lake	3,894	3,209

Metallurgical plants
Zinc plant	21,471	19,076

Other
Services and site administration	15,392	15,104
Purchased concentrate (before inventory changes)	17,528	(96)
Manitoba employee profit sharing	1,381	2,902
Net profits interest	2,270	3,137
Distribution	6,186	7,309
Changes in domestic inventory	(23,246)	3,228
Depreciation and amortization	15,427	14,174
Adjustments related to zinc inventory write-downs	674	—
Other	76	(50)
Cost of sales	96,710	95,195

Total cost of sales for the first quarter of 2014 was $96.7 million, reflecting an increase of $1.5 million from the first quarter of 2013. This was partially due to an increase in Lalor’s mining costs of $10.3 million given that the mine had not achieved commercial production in the first quarter of 2013. Purchased concentrate expense in the first quarter of 2014 increased by $17.6 million compared to the same period in 2013 as greater amounts of purchased zinc concentrate were processed. These increases in expenses were largely offset by a decrease in the change in domestic inventory of $26.5 million as a result of increased inventory balances in the quarter.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 10 of this MD&A.

For the first quarter of 2014, other significant variances in expenses, compared to the same period in 2013, include the following:

•            Selling and administrative expenses increased by $3.0 million compared to the same period in 2013.  The increase was primarily due to costs of $3.7 million associated with our proposed acquisition of Augusta, partially offset by lower corporate costs.

•             Exploration and evaluation expenses decreased by $6.8 million, compared to the same period in 2013, due to a change in focus from grassroots exploration spending to brownfield exploration opportunities. In addition, no costs were incurred at the Back Forty project in Michigan as our interest in it was sold on January 17, 2014.

•             Other operating income and expenses increased by $1.6 million in the first quarter of 2014, compared to the same period in 2013, mainly the result of higher decommissioning and restoration expense at our non-producing mines as a result of lower discount rates utilized in the valuation of the related provision.

•             Loss on disposal of subsidiary is the result of the closing of the sale of our wholly owned subsidiary, Hudbay Michigan Inc., on January 17, 2014.

•             Finance income decreased by $1.6 million in the first quarter of 2014, compared to the same period in 2013, due to lower cash balances earning interest income which excludes interest earned on temporarily invested debt proceeds, which we have capitalized.

•             Other finance losses increased by $10.9 million, compared to the same period in 2013, primarily as a result of:

•                  net foreign exchange losses of $8.6 million compared to foreign exchange gains of $4.5 million in the first quarter of 2013. This is mostly the result of a weaker Canadian dollar against the US dollar in the first quarter of 2014 which unfavourably impacts the translation of our net monetary US dollar liability position;

•                  partially offset by a decrease in impairment losses of $0.9 million recognized on available-for-sale investments in junior mining companies. Poor market conditions in 2013 resulted in impairment losses of $1.7 million in the first quarter of 2013 but only $0.8 million in the current quarter;

•                  partially offset by an increase to the gain associated with the fair value adjustment of the embedded derivatives related to the prepayment option on our senior unsecured notes of $1.1 million.

The following is a breakdown of the impact of foreign currency translation to total equity:

	Three months ended
	Mar. 31,	Mar. 31,
(in $ millions)	2014	2013

Loss on Peruvian soles denominated transactions, primarily cash translated to USD	(1.4)	(2.2)
Loss on translation of USD denominated long-term debt and interest expense accrued, net of transaction costs and embedded derivative	(17.9)	(10.6)
Gain on translation of USD cash balances	8.3	15.7
Gain on working capital and other small entities	2.4	1.6
Total pre-tax (loss) gain	(8.6)	4.5
Total tax expense related to translation	(2.3)	(1.5)
Total (loss) gain to the income statements	(10.9)	3.0
Cumulative translation adjustment gain in other comprehensive income related to translation of foreign operations, primarily Peru	60.9	23.9
Total increase to equity	50.0	26.9

Tax Expense

For the three months ended March 31, 2014 the tax expense decreased by $2.9 million compared to the same period in 2013.

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2014	2013

Non cash - income tax expense [1]	1,982	5,412
Non cash - mining tax expense [1]	1,263	(694)
Total non cash tax expense	3,245	4,718

Estimated current taxes payable - income tax	1,069	(559)
Estimated current taxes payable - mining tax	(1,234)	1,858
Total estimated current taxes payable	(165)	1,299
Tax expense	3,080	6,017

1 Non cash tax expenses represent our draw down/increase of non cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the loss before tax for the first quarter of 2014 was approximately negative 12.6% (first quarter of 2013 - 61.2%). Applying the weighted average statutory income tax rate of 28.6% to our loss before taxes of $24.1 million would have resulted in a tax recovery of approximately $6.9 million; however we recorded an income tax expense of $3.1 million (first quarter of 2013 - $4.9 million). The significant items causing our effective income tax rate to be different than the 28.6% weighted average statutory income tax rate include:

•             Certain foreign exchange losses of $17.5 million (first quarter of 2013 - $6.2 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $5.0 million;

•             The loss of $6.5 million on the disposition of the Back Forty project in Michigan caused deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate at 50% of the statutory tax rate. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital, resulting in an increase in deferred tax expense of approximately $1.9 million;

•             The tax benefit of certain Peruvian expenses was not recorded in the quarter since it was not considered probable that the benefit of these expenses would be realized resulting in an increase in deferred tax expense of approximately $1.3 million; and

•             Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non cash increase to property, plant, and equipment. We recognized a deferred tax expense of $2.2 million (first quarter of 2013 — recovery $0.8 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 15.0% to our loss before taxes for the period of $24.1 million would have resulted in a tax recovery of approximately $3.6 million and we recorded a mining tax expense of nil (first quarter of 2013 - $1.2 million). For the first quarter of 2014, our effective rate for mining taxes was approximately negative 0.1% (first quarter of 2013 - 14.7%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as deferred mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 15.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2014 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012, we closed a precious metals stream transaction with Silver Wheaton related to gold and silver production from our 777 mine and silver production from our Constancia project and received an upfront deposit payment of US$500 million. On November 4, 2013, we entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which we will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project. We received two additional US$125 million deposit payments during the second quarter of 2013 and the first quarter of 2014, respectively. We are entitled to the US$135 million deposit once we have incurred and paid US$1.35 billion in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made.

For further information on the precious metals stream transaction, refer to note 15 of our condensed consolidated interim financial statements for the three months ended March 31, 2014.

Common Equity Financing

On January 9, 2014, we announced that we had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of our common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172.7 million.

Senior Secured Revolving Credit Facility

Our corporate senior secured revolving credit facility matures on September 12, 2016 and has a maximum availability equal to the lesser of US$100 million and a borrowing base related to the accounts receivable and inventory of our Manitoba business unit, which was US$87.1 million at March 31, 2014. As at March 31, 2014, we were in compliance with our covenants under the facility. Also as at March 31, 2014, we had $64.1 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility.

Equipment Finance Facility

In October 2013 we entered into an equipment financing facility with Cat Financial to finance the purchase of up to approximately US$130 million of the mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility have a term of six years and are secured by the financed equipment. As at March 31, 2014 we have drawn approximately US$56.5 million and expect to draw down the remaining available funds later in the second quarter of 2014.

Constancia Standby Credit Facility

We are arranging a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. BNP Paribas and ING Capital LLC are acting as Mandated Lead Arrangers and have provided a commitment letter for the financing, subject to customary conditions and other terms contained therein including completion of due diligence and definitive documentation. The facility is expected to have a term of four years, with any drawdowns bearing interest at LIBOR + 3.50%. In addition, we intend to enter into a long-term agreement with Louis Dreyfus Commodities Metals Suisse S.A. for the sale of approximately 20% of the life of mine copper concentrate production from Constancia on standard market terms. The definitive agreements are expected to be finalized during the second quarter of 2014.

Credit Facility Related to the Offer

The Bank of Montreal has committed to provide a US$100 million credit facility available to refinance indebtedness of Augusta which may become repayable as a result of completion of the Offer. The facility is fully committed and subject only to customary conditions related to completion of the Offer and documentation, and will be secured on similar terms as our existing revolving credit facility. The Offer is not subject to a financing condition and these facilities will only be drawn at our discretion.

Financial Condition

Financial Condition as at March 31, 2014 compared to December 31, 2013

Cash and cash equivalents increased by $132.6 million from December 31, 2013 to $764.0 million as at March 31, 2014. This increase was mainly driven by net proceeds related to the January equity offering of $165 million, the receipt of the third deposit under the precious metals stream transaction with Silver Wheaton of US$125 million, net drawdowns of our equipment financing facility of $59 million, and $52 million of value added-tax refunds from the Peruvian government. This was partly offset by $233 million of investments primarily at our Constancia project, and interest and dividend payments of $42 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $77.5 million to $660.6 million from December 31, 2013 to March 31, 2014. In addition to the increased cash and cash equivalents position:

•            Inventories increased by $29.0 million as a result of the expected ramp up of production late in the quarter which limited the availability of concentrate for shipping and extreme cold weather, which affected railway service from our Manitoba operations.

•             Prepaid expenses increased $42.6 million mainly as a result of timing related to the payments of interest on long-term debt and prepayments to suppliers related to capital projects;

•             Receivables decreased by $51.0 million, primarily due to a decrease in the current portion of the statutory receivable related to the Peruvian sales tax as a portion of the funds were received;

•             Trade and other payables increased by $64.0 million primarily as a result of our development activities at Constancia and Lalor; and

•             Current portion of long-term debt increased by $9.0 million in relation to the equipment financing facility.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2014 and March 31, 2013.

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2014	2013
(Loss) profit for the period	(27,219)	1,907
Tax expense	3,080	6,017
Items not affecting cash	20,420	14,188
Taxes paid	(915)	(9,851)
Operating cash flows before stream deposit and change in non-cash working capital	(4,634)	12,261
Precious metal stream deposit	139,287	—
Change in non-cash working capital	(19,079)	(29,786)
Cash used in operating activities	115,574	(17,525)
Cash used in investing activities	(181,205)	(243,919)
Cash used in financing activities	181,709	(43,601)
Effect of movement in exchange rates on cash and cash equivalents	16,496	18,433
Increase (decrease) in cash and cash equivalents	132,574	(286,612)

Cash Flow from Operating Activities

Operating cash flows before change in stream deposit and non-cash working capital were negative $4.6 million, reflecting a decrease of $16.9 million compared to 2013, mainly as a result of lower sales volumes and lower copper prices.

Cash Flow from Investing and Financing Activities

During the first quarter of 2014, we generated $0.5 million in investing and financing activities primarily driven by capital expenditures of $207.3 million, interest payments of $39.7 million and dividend payments of $1.9 million. This was offset by proceeds of $165.1 million related to the issuance of equity and Peruvian sales tax receipts of $51.6 million. In addition, we reclassified $23.0 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to increase a letter of credit as a second annual deposit of security with respect to its decommissioning and restoration obligations.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ millions)	2014	2013
777 Mine	10.7	9.1
Lalor Mine	7.3	—
Flin Flon and Snow Lake Concentrators	3.0	0.1
Flin Flon and Snow Lake Other	2.9	2.8
Zinc Plant	0.5	0.6
Sustaining capital expenditures	24.4	12.6
Lalor Project	13.8	25.7
Capitalized Peru	191.9	158.2
777 North Expansion	—	0.5
Reed Project	5.1	13.1
Growth capital expenditures	210.8	197.5
Capital accruals for the period	(27.9)	(8.8)
Total	207.3	201.3

Our capital expenditures for the three months ended March 31, 2014 were $207.3 million, an increase of $6.0 million compared to the same period in 2013. The increase is primarily due to increased expenditures at our Constancia project, partially offset by lower capitalized costs at our Lalor and Reed projects as these projects near completion.

Capital Commitments

As at March 31, 2014, we had outstanding capital commitments in Canada of approximately $52.8 million primarily related to our Lalor project, of which approximately $17.7 million cannot be terminated by Hudbay; and approximately $234.7 million in Peru, primarily related to our Constancia project, of which approximately $103.5 million cannot be terminated by Hudbay.

Liquidity

During the last nine months of 2014, we anticipate making $551 million in capital expenditures on the Constancia and Lalor projects, in addition to $150.8 million in accrued but unpaid expenditures on these projects as at March 31, 2014. We have total pro-forma available and committed liquidity of approximately $1.2 billion, including $764.0 million in cash and cash equivalents at March 31, 2014, US$135 million due from Silver Wheaton, US$150 million in availability under the Constancia credit facility, together with amounts available under the Cat Financial equipment finance facility, our corporate revolving credit facility and cash tax refunds expected to be received during the first half of 2014. In addition, we have a US$100 million credit facility available if required to refinance any indebtedness of Augusta which may become repayable as a result of completion of the Offer.

To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of April 29, 2014, there were 193,008,376 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 3,330,240 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2014	2013				2012
(in $ thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	106,779	136,082	130,179	130,659	119,881	180,994	144,659	189,858
Profit (loss) before tax	(24,139)	(33,693)	9,650	(39,883)	7,924	24,509	6,253	650
Profit (loss)	(27,219)	(61,481)	2,985	(52,686)	1,907	8,143	(5,354)	(29,606)
Earnings (loss) per share:
Basic	(0.15)	(0.32)	0.03	(0.31)	0.01	0.05	(0.03)	(0.17)
Diluted	(0.15)	(0.32)	0.03	(0.31)	0.01	0.05	(0.03)	(0.17)
Operating cash flow per share[1]	(0.02)	—	0.07	(0.06)	0.07	0.03	0.12	0.38

1                   Operating cash flow per share is before stream deposit and change in non-cash working capital & is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 27 of this MD&A.

2                   The 2012 balances reflect the adjustments required by the revised IAS 19, Employee Benefits. See note 4 of our 2013 annual consolidated financial statements.

Our revenue over the last three years has decreased as a result of lower volume sold and lower realized prices. The decrease in volume sold, primarily of copper concentrate, is mainly the result of declines in copper grades due to planned mine sequencing at the 777 mine and the closure of the Trout Lake and Chisel North mines in 2012. An unfavourable trend in the market price of copper expressed in US dollars over the past eight quarters was only partially offset by favourable movements in the Canadian dollar.

The loss in the first quarter of 2014 is also related to a loss on disposal of Hudbay Michigan of $6.5 million and foreign exchange losses of $8.6 million incurred from the weakening of the Canadian dollar against the US dollar.

The loss in the fourth quarter of 2013 included foreign currency translation losses, an impairment charge on the Back Forty project and deferred tax expense associated with Peruvian items. The profits in the first and third quarters of 2013 and fourth quarter of 2012 were mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The loss in the second quarter of 2013 was mainly the result of foreign exchange loss and deferred tax expense on the translation of Peruvian tax basis. The loss in the third quarter of 2012 was mainly a result of a significant foreign exchange loss and lower gross profit. The loss in the second quarter of 2012 was mainly due to a $31.0 million impairment on our available-for-sale investments in junior mining companies.

Operating cash flow per share was lower in the first quarter of 2014 and the later quarters of 2013 compared to earlier quarters due primarily to reduced revenues from generally lower metal sales prices, as well as lower gold and silver cash receipts as a result of the stream transaction and the closure of two mines in 2012.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash costs per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three months ended March 31, 2014 and March 31, 2013.

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands, except shares and per share amounts)	2014	2013

Operating cash flow before stream deposit and change in non-cash working capital	(4,634)	12,261
Weighted average shares outstanding - basic	186,031,709	172,012,192
Operating cash flow per share	$(0.02)	$0.07

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•             Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•             Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our Company. The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents our calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months ended March 31, 2014 and 2013.

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2014	2013

By-product credits:
Zinc	52,189	51,615
Gold	14,115	13,992
Silver	2,343	2,204
Other	984	1,375
Total by-product credits	69,631	69,186
Less: deferred revenue	(7,061)	(9,443)
Less: pre-production credits	(4,548)	(4,677)
Total by-product credits, net of pre-production credits	58,022	55,066

By-product credits, per net copper pound sold:
Zinc	4.82	3.12
Gold	1.30	0.85
Silver	0.22	0.13
Other	0.09	0.08
Total by-product credits	6.43	4.18
Less: deferred revenue	(0.65)	(0.57)
Less: pre-production credits	(0.42)	(0.28)
Total by-product credits, net of pre-production credits	5.36	3.33

Cash cost, before by-product credits	85,422	85,714
By-product credits, net of pre-production credits	(58,022)	(55,066)
Cash cost, after by-product credits	27,400	30,648

Pounds of copper sold	12,212	17,242
Less: pre-production pounds of copper sold	(1,384)	(706)
Net pounds of copper sold	10,828	16,536

Cash cost, before by-product credits (per pound sold)	7.89	5.18
By-product credits (per pound sold)	(5.36)	(3.33)
Cash cost, after by-product credits (per pound sold)	2.53	1.85

Reconciliation to IFRS:
Cash cost, after by-product credits	27,400	30,648
By-product credits	69,631	69,186
Change in deferred revenues	(7,061)	(9,443)
Pre-production revenue	(4,548)	(4,677)
Treatment and refining charges	(5,054)	(4,951)
Share based payment	241	258
Adjustments related to zinc inventory write-downs (reversals)	674	—
Cost of sales - operating costs (excluding depreciation)	81,283	81,021

Cash cost after by-product credits for the first quarter of 2014 was $2.53/lb, compared to $1.85/lb for the same period in 2013. Although the costs, expressed in absolute terms, were similar to the same period in 2013, a decline in pounds of copper sold in the current period was the primary cause of the increase of the metric on a per pound basis.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2014

For information on our adoption of new accounting standards, refer to note 3 of our March 31, 2014 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our March 31, 2014 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our March 31, 2014 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

During the first quarter, we implemented a new enterprise resource planning (“ERP”) information system at Hudbay Peru, which included the replacement of its key financial systems. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

We did not make any other changes to ICFR during the quarter ended March 31, 2014 that materially affected or are reasonably likely to materially affect our ICFR.